Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

410-363-3000, Ext. 224

or

Don Hunt, Jeff Lambert

Lambert, Edwards & Associates, Inc.

616-233-0500

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, MD. February 18, 2016: Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its third fiscal quarter ended December 31, 2015.

For the three months ended December 31, 2015, the Company reported sales rose 73.5% to $4,112,908 compared to sales of $2,371,016 for the same period last year. The Company reported a net loss of $174,172, or $0.08 per basic and diluted share, compared to a net loss of $1,101,372 or $0.48 per basic and diluted share for the same period last year.

For the nine months ended December 31, 2015, sales rose 45.3% to $10,327,622 versus $7,109,344 for the same period last year. The Company reported a net loss of $1,362,552, or $0.59 per basic and diluted share, compared to a net loss of $2,956,485 or $1.28, per basic and diluted share.

“The Company continues to expand its distribution of its new line of sealed ionization smoke, carbon monoxide, and combination alarms which is the primary reason for the 73.5% sales increase for the quarter ended December 31, 2015. The Company’s joint venture reported a reduced loss for the quarter and year to date period resulting from increased sales of sealed products to Universal.”, said Harvey Grossblatt CEO of Universal Security Instruments Inc.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS – (UNAUDITED)

	Three Months Ended December 31,
	2015	2014

Sales	$4,112,908	$2,371,016
Net loss	(174,172)	(1,101,372)
Loss per share:
Basic and diluted	$(0.08)	$(0.48)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Nine Months Ended December 31,
	2015	2014

Sales	$10,327,622	$7,109,344
Net loss	(1,362,552)	(2,956,485)
Loss per share:
Basic and diluted	$(0.59)	$(1.28)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONSOLIDATED BALANCE SHEETS – (UNAUDITED)

ASSETS
	December 31,
	2015	2014

Cash	$227,138	$1,382,027
Accounts receivable and amount due from factor	2,940,046	1,531,986
Inventory	4,597,465	3,707,674
Prepaid expenses	212,519	233,777
TOTAL CURRENT ASSETS	7,977,168	6,855,464

INVESTMENT IN HONG KONG JOINT VENTURE	12,082,513	13,563,757
PROPERTY, EQUIPMENT, AND INTANGIBLE ASSET – NET	148,014	187,237
OTHER ASSETS	6,000	38,134
TOTAL ASSETS	$20,213,695	$20,644,592

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$1,628,214	$-
Accounts payable	1,299,753	802,603
Accrued liabilities	298,059	224,413
TOTAL CURRENT LIABILITIES	3,226,026	1,027,016

LONG TERM OBLIGATION	-	25,000
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at December 31, 2015 and 2014	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Retained earnings	3,225,780	5,478,631
Accumulated other comprehensive income	852,919	1,204,975
TOTAL SHAREHOLDERS’ EQUITY	16,987,669	19,592,576

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,213,695	$20,644,592